Mail Stop 3561

      January 20, 2006

VIA U.S. MAIL AND FAX (805) 690-4200
Mr. C. Stephen Cordial
Chief Financial Officer
CallWave Inc.
136 West Canon Perdido Street Suite A
Santa Barbara, CA  93101

	Re:	CallWave Inc.
		File No.  0-50958
      Form 10-K for Fiscal Year Ended June 30, 2005
		Filed September 15, 2005
		Form 10-Q for the Quarter Ended September 30, 2005
		Filed November 15, 2005

Dear Mr. Cordial:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2005

Form 10-Q for the quarter ended September 30, 2005

1. The Company and Basis of Presentation
Investments in minority owned companies, page 5

1. We note that in the event of other than temporary impairment you will utilize SFAS 144 to determine the impairment charge. Considering that paragraph 5 of SFAS 144 specifically excludes from its scope investments in equity securities accounted for under the cost method, it is unclear to us why you believe SFAS 144 applies. Please advise.

	Inventories, page 13

2. Please tell what you mean by your statement that you "recorded an impairment allowance of $236,000 related to CallWave-owned inventory as the marketing strategy related to this inventory changed in the first quarter of fiscal 2006 to fully subsidize these sales." Further, it is unclear to us why you recorded a full impairment charge, considering that you have, and will continue to derive, revenues from the sale of mobile phones per your disclosure on page
15.

3. Since you plan to fully subsidize mobile phone sales in the future, tell us in detail how you will account for the revenues and related expenses with respect to your sales of mobile phones and provision of phone service. Refer to your basis in the accounting literature.


Results of Operations
Three Months Ended September 30, 2005 and September 30, 2004, page
15

Impairment Loss, page 15

4. We note that you recorded a $253,000 impairment loss from your investment in and receivable from a company in which you held a minority interest. This appears to relate to your ring2 investment which had a carrying amount of $375,000 included in Other Assets per
Note 6 of your Form 10-K. We further note that at June 30, 2005, you determined that no impairment allowance was required. Tell us the nature of the circumstances that necessitated the change between year-end and the first quarter and what your current assessment is for recovering the remaining balance in your investment.






Liquidity and Capital Resources, page 16

5. We note that you attribute the increase in accounts receivable to billed installation fees which have the "effect of increasing accounts receivable but the fees are amortized to revenue over the period in which the subscriber is estimated to be a customer." Please tell us, and disclose, the nature of installation fees and the related billing terms. Additionally, refer to your basis for revenue recognition in the accounting literature. In this regard, we were unable to locate any disclosure on installation fees in your previous filings.

*    *    *    *

      Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.






      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director





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Mr. C. Stephen Cordial
CallWave Inc.
January 20, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE